                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Trustmark National Bank 401(k) Plan
                            (Full Title of the Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                             Trustmark Corporation
                             248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                      TRUSTMARK NATIONAL BANK 401(k) PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1999 AND 1998
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Trustmark National Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Trustmark National Bank 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP


Jackson, Mississippi,
June 9, 2000.

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                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1999 AND 1998


                                                                           Page
                                                                           -----
FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits
  as of December 31, 1999 and 1998                                           1

Statement of Changes in Net Assets Available for
  Plan Benefits For the Year Ended December 31, 1999                         2

NOTES TO FINANCIAL STATEMENTS                                               3-8

SCHEDULES SUPPORTING FINANCIAL STATEMENTS
Schedule H, Line 4i -- Schedule of Assets Held for
  Investment Purposes as of December 31, 1999                                9

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  DECEMBER 31,




                                                         1999            1998
                                                     -----------     -----------

ASSETS:
Receivables:
   Sponsor contributions                             $               $    25,152
   Participant contributions                             185,878          98,833
                                                     -----------     -----------
     Total receivables                                   185,878         123,985

Investments, at fair value:
   Money market account                                6,543,146       5,077,879
   Fixed income mutual funds                           2,561,062       2,916,371
   Common stock of Trustmark Corporation              67,635,644       6,088,462
   Equity mutual funds                                16,555,645      11,500,442
                                                     -----------     -----------
     Total investments                                93,295,497      25,583,154
                                                     -----------     -----------
            Total assets                              93,481,375      25,707,139
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS:              $93,481,375     $25,707,139
                                                     ===========     ===========


The accompanying notes are an integral part of these statements.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1999



ADDITIONS TO PLAN NET ASSETS ATTRIBUTED TO:
   Contributions:
     Sponsor                                                       $ 2,650,000
     Participant                                                     3,219,054
                                                                   -----------
            Total contributions                                      5,869,054
   Investment income:
     Net appreciation in fair value of investments                   4,126,620
     Interest                                                          221,005
     Dividends                                                         196,994
                                                                   -----------
            Net investment income                                    4,544,619

   Conversion transfers from ESOP                                   65,246,031
                                                                   -----------
            Net additions                                           75,659,704

DEDUCTIONS FROM PLAN NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                   7,885,468

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:             67,774,236

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                              25,707,139
                                                                   -----------

     End of year                                                   $93,481,375
                                                                   ===========

The  accompanying  notes  are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



1.  PLAN DESCRIPTION:

The following description of the Trustmark National Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the employees of Trustmark National Bank (the Company). Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the next semiannual entry date (January 1st or July 1st) following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

Effective January 1, 1997 the Plan name was changed from "Trustmark National Bank Profit Sharing Plan" to "Trustmark National Bank 401(k) Plan". On that date, 100% of the sponsor directed Profit Sharing Trust was spun off in order to establish the Trustmark National Bank Employee Stock Ownership Plan (ESOP).

Effective April 30, 1999, the ESOP was merged into the Plan. Plan assets of $65,246,031 were transferred from the ESOP to the Plan.

Plan Administration

Under a trust agreement, Trustmark National Bank was appointed trustee for the Plan through June 30, 1998. Effective July 1, 1998, the Plan's record keeping and trust functions were transferred to BISYS Plan Services and Frontier and Reliance Trusts, respectively. In connection with this transfer, the Plan's existing investment options were converted to individual funds. The Plan Administrator is Trustmark National Bank.

Employee Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements  of  Internal  Revenue  Code  Section  401(k)  are  not met in Plan
operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Employees can elect to contribute up to 15% of their pay each period not to exceed $10,000 of their annual earnings before taxes. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan does not allow rollover contributions from individual retirement accounts or other qualified plans.

Employer Contributions

In general, employee contributions are not matched by the employer; however, former participants of the Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions on up to 3% of their annual compensation, except for years in which the Company makes a safe harbor contribution.

The Company contributed $2,650,000 to the Plan in 1999. This contribution was allocated in 2000 to participants based on safe harbor requirements. The safe harbor allocation totaled $2,069,829, and the remaining $580,171 was allocated as a profit sharing contribution.

Allocations

Employee contributions are allocated directly to each participant's account in accordance with the individual participant's elections.

Investment earnings of the Plan's trust funds are allocated based on the investment earnings base multiplied by the calculated rate of return for the separate trust accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals and transfers out.

Forfeitures of non-vested employer match accounts are used to reduce the employer match contribution.

Vesting

On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

Participants  are  immediately  vested  in  their  voluntary  contributions  and
safe-harbor   employer   contributions   and  vest  in  their   employer   match
contributions as shown in the following schedule:

       Years of
    Vesting Service            Vested Percentage
    ---------------            -----------------
      Less than 5                      0%
      5 or more                      100%

In case of termination of the Plan, the value of each participant's share of the Plan shall become fully vested as of the date of such termination.

Payment of Benefits

On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event of termination, the Plan's net assets would be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2.  SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Cash equivalents are stated at cost which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for plan benefits, includes changes in fair value of investments acquired, sold or held during the year.

Administrative Fees

Professional fees incurred by the Plan are paid by the Company.

3.  INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                            December 31,
                                                      -------------------------
                                                         1999           1998
                                                      -----------   -----------
Investments at fair value as determined
by quoted market price:
      Trustmark Stock Fund                            $67,635,644   $ 6,088,462
      Performance Funds Trust Mutual Funds -
        Short Term Govt. Inst. Fund                     1,353,729     1,502,667
        Intermediate Term Govt. Inst. Fund              1,207,333     1,413,704
        Large Cap Equity Fund                           8,265,874     4,017,199
        Small Cap Equity Fund                           2,215,759     2,430,661
        Mid Cap Equity Fund                             5,451,347     5,011,152
Investments at estimated fair value:
      Federated Capital Preservation Fund               3,868,870     2,573,027
      Frontier Trust Contribution Account               2,674,276     2,504,852
                                                      -----------   -----------
                  Total investments                   $92,672,832   $25,541,724
                                                      ===========   ===========

During 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $4,126,620 as follows:

Investments at fair value as determined by quoted market price:
Trustmark Stock Fund                                              $ 2,782,770
   Performance Funds Trust Mutual Funds -
      Short Term Govt. Inst. Fund                                     (35,501)
      Intermediate Term Govt. Inst. Fund                             (128,587)
      Large Cap Equity Fund                                           819,707
      Small Cap Equity Fund                                           (30,614)
      Mid Cap Equity Fund                                             644,442
      Templeton Foreign Fund                                           74,403
                                                                  -----------

        Net appreciation in fair value of investments             $ 4,126,620
                                                                  ===========

4.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   RELATED PARTIES

Plan assets include investments held with the Company. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

6.   MERGERS

As of March 13, 1998, the Smith County Bank Profit Sharing Plan was merged into the Plan. Smith County Bank plan assets totaling $1,766,177 were transferred to the Plan.

As of April 30, 1999, the ESOP was merged into the Plan. The ESOP plan assets totaling $65,246,031 were transferred to the Plan.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 1999, the Plan had approximately $63,000 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1999:


                                                                    Net Assets
                                                                    Available
                                       Benefits       Benefits      for Plan
                                       Payable          Paid        Benefits
                                     ------------   ------------   ------------

Per financial statements             $       --     $  8,633,561   $ 93,481,375
1998 amounts pending
   distribution to participants                          (72,000)
1999 amounts pending
   distribution to participants            63,000         63,000        (63,000)
                                     ------------   ------------   ------------
Per 5500                             $     63,000   $  8,624,561   $ 93,418,375
                                     ============   ============   ============

8.  SUBSEQUENT EVENTS

Effective January 1, 2000, the Plan was amended to allow eligible employees to enter the Plan the first day of each calendar month. Additionally, an amendment was made to allow rollover contributions from individual retirement accounts or other qualified plans.


                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                                (EIN 64-0180810)
     SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999

                                                                                           Current
    Identity of Issuer                               Description                            Value
--------------------------     ----------------------------------------------------     -----------
Money Market Account
---------------------
 Federated                     Capital Preservation Fund                                $ 3,868,870

 Frontier Trust                Contribution Account                                       2,674,276

Fixed Income Mutual Funds
-------------------------
* Performance Funds Trust      Short Term Govt. Inst. Fund                                1,353,728

* Performance Funds Trust      Intermediate Term Govt. Inst. Fund                         1,207,333

Common Stock Fund
-----------------
* Trustmark Corporation        Common Stock Fund - 6,592,168.031 units                   67,635,644


Equity Mutual Funds
-------------------
* Performance Funds Trust      Large Cap Equity Fund                                      8,265,874

* Performance Funds Trust      Small Cap Equity Fund                                      2,215,759

* Performance Funds Trust      Mid Cap Equity Fund                                        5,451,348

  Templeton                    Foreign Fund                                                 622,665
                                                                                        -----------
Total Assets Held For Investment Purposes                                               $93,295,497
                                                                                        ===========



* Denotes related party based on the following relationships:
  Trustmark   National  Bank  serves  as   investment   advisor  for  the
  Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Trustmark National Bank 401(k) Plan
                              Trustmark National Bank, Plan Administrator

                              By: /s/ Chuck Rainey
                                  -------------------
                                  Chuck Rainey
                                  Vice President

                              June XX, 2000

                                 EXHIBIT INDEX

Exhibit Number                                     Description
--------------                         ----------------------------------------
     23                                Consent of Independent Public Accountants